Invesco PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046-1173

713 626 1919 www.invesco.com/us
May 14, 2012
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	AIM International Mutual Funds (Invesco International Mutual Funds) CIK No. 0000880859
Ladies and Gentlemen:
On behalf of AIM International Mutual Funds (Invesco International Mutual Funds) (the “Fund”), attached herewith for filing under the Securities Act of 1933, as amended, and rule 485(a)(2) promulgated thereunder, and the Investment Company Act of 1940, as amended, is the electronic version of the Fund’s Post Effective Amendment No. 51 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A. This Amendment is being filed in order to add two new funds, Invesco Global Opportunities Fund and Invesco Global Select Companies Fund.
Please send copies of all correspondence with respect to the Amendment to the undersigned or contact me at (713) 214-1968.
Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes
Counsel